UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                            WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                              April 29, 2019

  Adam D. Wyden
  Sole Manager
  ADW Capital Management, LLC
  1133 Broadway Suite 719
  New York, NY 10010

  Re:     Select Interior Concepts, Inc.
          Schedule 13D/A filed April 9, 2019
          PX14A6G filed April 9, 2019
          Filed by ADW Capital Partners LLC, et al.
          File Nos. 005-90658 and 001-38632, respectively

  Dear Mr. Wyden:

          We have reviewed the above-captioned filings, and have the following comments.
  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

         Please respond to this letter by amending your filings and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to the filings and any information provided in response to these comments, we may have additional comments.

  Schedule 13D/A filed on April 9, 2019

  1. Please refer to the following statement: "A copy of the press release is filed herewith as an exhibit and incorporated herein by reference, and any descriptions herein of the press release are qualified in their entirety by reference to the press release filed herewith." Please advise us, with a view toward resubmission, why Item 7 was not referenced and no exhibit or press release appears to exist in the amended filing.

  2. Please provide us with the factual support, including the number of shareholders that made contact and offered a reaction, for the following statement: "Based on the unsolicited feedback we received, it has also become apparent to us that `consensus'
     among shareholders is that major change is needed immediately." Alternatively, please revise to remove the implication that all shareholders of Select Interior
     Concepts reached a uniform conclusion regarding the purported valuation gap.
 Adam D. Wyden
April 29, 2019
Page 2

3. Please provide us with the factual support for the following assertions:
"...SIC today
   has incredibly coveted assets that we believe are worth multiples of today's market capitalization. In fact, in the course of our due diligence process, we discovered that several ASG / RDS competitors would be interested in strategic transactions should those segments be put up for sale." For example, please explain what "capitalization"
   currently exists for the assets, if any, and the basis for the belief they are undervalued.
   Please also provide us with the factual foundation for the representation that "several
   ASG/RDS competitors" expressed interest in the referenced strategic transactions.

4. Please advise us, with a view toward revised disclosure, how the three week measurement period was chosen in the stock chart. In addition, please advise us of
   the origin of this "index," the basis of selection for the issuers chosen for comparison, and what consideration, if any, was given to disclosing the significant differences between the companies selected and SIC (e.g., the three companies selected as the
   "index" have significantly larger market capitalizations than SIC).

5. Please advise us, with a view toward resubmission of the Schedule 13D/A, why the
   March 26, 2019 letter transmitted to the issuer's Board of Directors was not filed as an exhibit to the Schedule 13D. In addition, please advise us why, in view of the content of that communication, the following Schedule 13D disclosure is accurate and complete: "The purpose for which the Shares were acquired by the Reporting Persons was for investment." At present, the statements in the March 26,
2019
   communication seem to contradict this statement, as well as the following disclosure in the Schedule 13D/A: "No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j)
   of Item 4 of Schedule 13D except as set forth herein..."

6. The March 26, 2019 communication contained the following representations:
"Our
   exhaustive due diligence process has uncovered what we believe to be a history of either deception and/or financial mismanagement, which we believe, has become endemic in the Company. To this end it is our belief that investors were lured into the
   Company's December 2017 Rule 144a private placement transaction based on a fairy-
   tale projected FY18 EBITDA number and the promise of an `imminent IPO'."
Please
   explain to us the basis for use of the term "deception" and for why the FY2018
   EBITA figure used in connection with the December 2017 Rule 144 private placement lacked authenticity.

7. Please advise us of the legal basis upon which the persons filing the
Schedule 13D/A
   concluded that in response to Item 2 of Schedule 13D/A, they were eligible to lawfully indicate that the existence of a group could not be affirmed.

PX14A6G filed on April 9, 2019

8. Given that the communications submitted to Select Interior Concepts, Inc., dated
   March 26, April 8 and April 12, 2019, are publicly available, and appear to contain


                                              2
 Adam D. Wyden
April 29, 2019
Page 3

   information reasonable calculated to result in the procurement, withholding or revocation of a proxy, please provide us with a brief legal analysis in support of the apparent legal conclusion that the solicitation's participants are eligible to rely upon the Rule 14a-2(b)(1) exception notwithstanding the possibility of the participants possessing the disqualifying intent codified at Rule 14a-2(b)(1)(vi).

9. Please advise us, with a view toward revised disclosure in the Schedule 13D, why the letter communicating views to the Board is dated April 8, 2019 but is described in the
   Schedule 13D as a correspondence shared on April 7, 2019.

10. Please refer to the following assertions: "...we will hold accountable each member of this Board of Directors and Management team for their inept leadership and abject disregard for shareholder value creation." Please advise us how each member of the
    Board and the management team will be "held accountable," as well as the basis for the representation that their leadership has been "inept" and that they have served
    Select Interior Concepts with an "abject disregard" for shareholder value creation. In addition, please advise us whether the participants in this solicitation have pursued any claims in a state jurisdiction for breach of fiduciary duty given the cited allegation. Please refer to Note b. of Rule 14a-9 for guidance regarding what public statements may be impermissible under federal law in the context of a solicitation.

        We remind you that the persons filing the above-referenced Schedule 13D and
PX14A6G submissions and their respective managements, if applicable, are responsible for the accuracy and adequacy of the disclosures contained within the filings notwithstanding any review, comments, action or absence of action by the staff.

     Please contact me at (202) 551-3266 if you have any questions regarding our comments.


                                                              Sincerely,

                                                              /s/ Nicholas P.
Panos

                                                              Nicholas P. Panos
                                                              Special Counsel
                                                              Office of Mergers
and
                                                              Acquisitions




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